UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ranpak Holdings Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

75321W103

(CUSIP Number)

February 1, 2022

(Information also provided as of December 31, 2021)

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS BSOF Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,325,615 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,325,615 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,615 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, BSOF Master Fund L.P. beneficially owned 3,349,363 shares of Class A Common Stock, or 4.3% of the issued and outstanding Class A Common Stock.

(2)

Based on 78,478,624 shares of Class A Common Stock of Ranpak Holdings Corp. (the “Issuer”) outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS BSOF Master Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 99,777 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 99,777 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,777 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, BSOF Master Fund II L.P. beneficially owned 252,102 shares of Class A Common Stock, or 0.3% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Blackstone Strategic Opportunity Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Strategic Opportunity Associates L.L.C. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Blackstone Alternative Solutions L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Alternative Solutions L.L.C. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Holdings I L.P. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Holdings II L.P. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Holdings I/II GP L.L.C. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 7532 1W103

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Inc. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Blackstone Group Management L.L.C. beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

CUSIP No. 75321W103

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,425,392 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,425,392 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,392 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The above information is provided as of February 1, 2022. As of December 31, 2021, Stephen A. Schwarzman beneficially owned 3,601,465 shares of Class A Common Stock, or 4.6% of the issued and outstanding Class A Common Stock.

(2)	Based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 28, 2021.

Item 1(a)	Name of Issuer:

Ranpak Holdings Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7990 Auburn Road

Concord Township, OH 44077

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by BSOF Master Fund L.P. (“BSOF”), BSOF Master Fund II L.P. (“BSOF II”, and together with BSOF, the “BSOF Funds”), Blackstone Strategic Opportunity Associates L.L.C. (“BSOA”), Blackstone Alternative Solutions L.L.C. (“BAS”), Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings II L.P. (“Holdings II”), Blackstone Holdings I/II GP L.L.C. (“Holdings GP”), Blackstone Inc. (“Blackstone”), Blackstone Group Management L.L.C. (“Blackstone Management”), and Stephen A. Schwarzman (together with BSOF, BSOF II, BSOA, BAS, Holdings I, Holdings II, Holdings GP, Blackstone, and Blackstone Management, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

345 Park Avenue, 28th Floor

New York, NY 10154

Item 2(c)	Citizenship:

The BSOF Funds are exempted limited partnerships organized under the laws of the Cayman Islands. BSOA is a limited liability company organized under the laws of the State of Delaware. BAS is a limited liability company organized under the laws of the State of Delaware. Holdings I is a limited partnership organized under the laws of the State of Delaware. Holdings II is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a limited liability company organized under the laws of the State of Delaware. Blackstone is a corporation organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e)	CUSIP Number:

75321W103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, BSOF directly held 3,349,363 shares of Class A Common Stock and BSOF II directly held 252,102 shares of Class A Common Stock. The Class A Common Stock that were beneficially owned as of December 31, 2021, by BSOF represented approximately 4.3% and by BSOF II represented approximately 0.3% of the shares of Class A Common Stock outstanding, based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 28, 2021.

As of 4:00 pm EST on February 1, 2022, BSOF directly holds 1,325,615 shares of Class A Common Stock and BSOF II directly holds 99,777 shares of Class A Common Stock.

BSOF beneficially owns approximately 1.7% and BSOF II beneficially owns approximately 0.1% of the shares of Class A Common Stock outstanding, based on 78,478,624 shares of Class A Common Stock of the Issuer outstanding as of October 26, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 28, 2021. BSOA is the general partner of each of the BSOF Funds. Holdings II is the sole member of BSOA. BAS is the investment manager of each of the BSOF Funds. Holdings I is the sole member of BAS. Holdings GP is the general partner of each of Holdings I and Holdings II. Blackstone is the sole member of Holdings GP. Blackstone Management is the sole holder of the Series II preferred stock of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by the BSOF Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than the BSOF Funds to the extent they directly hold Issuer securities) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2022

BSOF MASTER FUND L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Jack Pitts
Name: Jack Pitts
Title: Authorized Person

BSOF MASTER FUND II L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Jack Pitts
Name: Jack Pitts
Title: Authorized Person

BLACKSTONE STRATEGIC OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Jack Pitts
Name: Jack Pitts
Title: Authorized Person

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

By:	/s/ Jack Pitts
Name: Jack Pitts
Title: Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi Title: Senior Managing Director

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman